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June 2, 2014

Via EDGAR

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	You On Demand Holdings, Inc.
Registration Statement on Form S-3
Filed February 6, 2014
File No. 333-193786

Dear Mr. Spirgel:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide a responses to the comment (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 15, 2014 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2014. Contemporaneous with this submission, we will file on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company to the comments received from the Staff in connection with the Registration Statement.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comment set forth in the Staff’s Letter. The Comment is set forth below in bold font and our response follows the Comment. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.

We refer to your response to comment 1 from our prior letter. In your response, you state that you will remove all shares being registered on behalf of our affiliates, 5,923,807 shares for registration on behalf of C Media Limited and 2,829,098 shares for registration on behalf of Shane McMahon. However, we note that according to the disclosure on page 4 of your registration statement, you are registering 8,209,522 shares on behalf of C Media Limited. Please reconcile.

Response to Comment No. 1

As the Staff acknowledged above, the Company has agreed to remove from the Registration Statement all shares being registered on behalf of C Media Limited and Mr. Shane McMahon, the affiliates of the Company included in the original Registration Statement. C Media currently owns 5,923,807 shares as it has sold to Mr. Xuechu He 2,285,715 shares through a privately negotiated arms-length transaction for $1.75 per share. Mr. Xuechu He was named #38 on the Forbes richest Chinese list in 2010 with a net worth of RMB 12 billion. The Company, the Company’s Chairman and the Company’s CEO all waived their right of first refusal in connection with this sale in the belief and expectation that Mr. He’s ownership would benefit the Company and its shareholders. The Company notes that Mr. Xuechu He’s ownership before the offering is approximately 12% calculated in accordance with the SEC regulations. However, Mr. He is not deemed to be an affiliate based upon the facts and circumstances. Mr. He is neither an officer nor a director and does not exert control over the Company as he does not directly, or indirectly, through one or more intermediaries, control, or exert common control over the Company. There are several other significant shareholders which eliminates the ability for Mr. He to exert such control. For example, C Media owns 26% (the Chairman of C Media is also the Executive Chairman of the Company), Mr. Shane McMahon, the Chairman of the Company, owns 21.8% and Mr. Weicheng Liu, the Company’s CEO, owns 16%.

With the abovementioned affiliates agreeing not to register their shares for resale at this time, the remaining holders of Series E Preferred Shares should not be treated as underwriters in the Registration Statement, nor should such remaining holders of Series E Shares be required to fix the price at which Common Shares issuable upon conversion of such Series E Shares are resold, to the extent applicable, in the future.

In summary, the amendment to the Form S-3 will reflect the substantial change in the number of shares being registered pursuant to the Registration Statement, the fact that the abovementioned affiliates will not be registering shares of Common Stock issuable upon conversion of shares Series E Preferred Stock, and also will contain appropriate modifications under the headings “The Offering” and “Selling Stockholders.” The amendment will make the changes previously recommended by the Staff in response to Comment 2 under the heading “Business,” Comment 3 under the heading “Selling Stockholders,” Comment 4 regarding the Selling Stockholder table and Comment 5, with appropriate further modifications necessitated by the proposed changes in the shares being included in the amended Registration Statement.

As previously indicated in our letter dated March 14, 2014, and discussed with the Staff on April 3, 2014, the Company believes that, in addition to the proposed changes in the number of shares being registered and the composition and status of the selling stockholders, the following additional factors weigh in favor of the conclusion that an offering by the selling stockholders should be regarded as a secondary offering:

  The selling stockholders made their investment in arms-length transactions at fair market value; and

  The Company filed the Registration Statement to comply with negotiated registration rights possessed by the selling stockholders and will receive no financial benefit from any future sale of the shares.

  The selling stockholders acquired the shares in a negotiated private placement transaction involving certain representations provided by the selling stockholders as to their investment intent;

  The selling stockholders have borne the risk of investment by holding the shares as required by the agreed terms of the investment and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the amended Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration), which may be for a considerable period of time.

We respectfully submit that as a result of the substantial proposed changes in the number of shares being registered and the composition and non-affiliate status of the selling stockholders, the offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and Staff interpretation 612.09 of its Securities Act Compliance and Disclosure Interpretations and the factors identified therein.

The company has authorized me to acknowledge on its behalf that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad